FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE COMPANY

1.   Name of issuer: Desert Cannalytix, Inc

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Malorie La Fuente	Bonito Sahagun
Dates of Board Service:	November 30th, 2020 - present	November 30th, 2020 - present
Principal Occupation:	CEO	CFO
Employer:	Desert Cannalytix, Inc	Desert Cannalytix, Inc
Dates of Service:	02/07/2019 - Present	02/07/2019 - Present
Employer's principal business:	Cannabis Testing	Cannabis Testing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	CEO	CFO

DESERT
CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Dates of Service:	02/07/2019 - Present	02/07/2019 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	UMC	Creative Collaboration
Employer's principal business:	Hospital & Medical Testing Lab	Startup Incubation
Title:	Clinical Laboratory Supervisor	Founder & Managing Partner
Dates of Service:	April 2017 - present	May 2011 - present
Responsibilities:	Supervisor over the Transfusion Services Department at Las Vegas's only Level 1 Trauma Center. Responsible for the oversight and training of a staff of 15 Clinical Laboratory Scientists that perform analytical blood bank testing and services for a 500+ bed hospital. Maintains all compliance and accreditation related issues and standards through the College of American Pathology, U.S. Food and Drug Association, American Association of Blood Banks, and all other local and federal regulatory bodies.	11 years of leading growth & financial expertise and founding numerous companies in a variety of marketplaces. Facilitator and incubator of world-class product development team with an emphasis in both start-up and scaled growth stages. Built profitable successful partnerships with multiple business leaders.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Malorie La Fuente	Bonito Sahagun
Title:	CEO	CFO
Dates of Service:	02/07/2019 - Present	02/07/2019 - Present
Responsibilities:	To execute the mission of Desert Cannalytix	To assure that Desert Cannalytix achieves growth in a fiscally responsible manner
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		

DESERT CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Position:	No prior positions held with issuer	No prior positions held with issuer

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	UMC	Creative Collaboration
Employer's principal business:	Hospital & Medical Testing Lab	Startup Incubation
Title:	Clinical Laboratory Supervisor	Founder & Managing Partner
Dates of Service:	April 2017 - present	May 2011 - present
Responsibilities:	Supervisor over the Transfusion Services Department at Las Vegas's only Level 1 Trauma Center. Responsible for the oversight and training of a staff of 15 Clinical Laboratory Scientists that perform analytical blood bank testing and services for a 500+ bed hospital. Maintains all compliance and accreditation related issues and standards through the College of American Pathology, U.S. Food and Drug Association, American Association of Blood Banks, and all other local and federal regulatory bodies.	11 years of leading growth & financial expertise and founding numerous companies in a variety of marketplaces. Facilitator and incubator of world-class product development team with an emphasis in both start-up and scaled growth stages. Built profitable successful partnerships with multiple business leaders.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Malorie La Fuente	3,640,000 Class A Common Stock	91%

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


DESERT
CANNALYTIX
STAY COMPLIANT. GET RESULTS.



ABOUT US

DESERT CANNALYTIX™, a new cannabis testing lab in Las Vegas, Nevada, is dedicated to maintaining integrity and high quality standards to service the exploding cannabis industry.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

MEET *The Team*





MALORIE LA FUENTE, CLS, (ASCP)CM
Chief Executive Officer

BONITO SAHAGUN
Chief Financial Officer

Malorie currently holds a Supervisor of a Clinical Laboratory license with the Nevada Department of Health and Human Services In addition, she is licensed as a Clinical Laboratory Scientist and Lab Inspector with the American Society of Clinical Pathology. She graduated in 2009 from St. Johns University with a degree in Medical Technology, minoring in Chemistry. Since graduating, she has spent her career in a variety of lab settings and roles. She started off as a technologist and was soon moved into managerial roles through Quest Diagnostics and later, high throughput hospitals. Desert Cannalytix is a place where Malorie is eager to share her passion for not only laboratory analytics but also for the success of a surging cannabis industry.

In 2012, Bonito launched Creative Collaboration, a Las Vegas-based Venture & Advisory Fund. It is here where he serves as the Director of Portfolio Management and has continued to develop unique and inventive strategies to not only fuel start-ups but to help them continue to sustain financial stability and growth. Prior to his endeavor with Creative Collaboration, he spent 2008-2012 as a Financial Professional where he earned his FINRA licenses (Series 7 & 66). Overall, he brings 16 years of financial expertise to the table. Using his experience as a foundation, Bonito is both prepared and enthusiastic to share his imaginative ideas and unwavering passion and dedication to the financial field with Desert Cannalytix.

PROBLEM



Number of Dispensaries and Labs in Nevada

66 → 70 (Dispensaries)
17 → 10 (Independent Labs)

Calendar Year: 2015, 2016, 2017, 2018, 2019, 2020

■ Dispensaries ■ Independent Labs

Independent Lab testing is mandated for all cannabis products, for the safety of users.

More Dispensaries are opening while 41% of labs have closed.

Independent Labs are being shut down for consumer fraud, such as approving tainted cannabis products and manipulating results to make products more valuable.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

"

The labs are supposed to be the ethics of the program, the watchdogs," said Will Adler, executive director of Scientists for Consumer Safety and a marijuana policy lobbyist. "The whole point of the (state) program is the lab testing. What is the point of the program without it? Then you're just buying off the street.

"

— SOLUTION —



INDUSTRY

Own and operate medical & recreational cannabis testing facilities in the State of Nevada.



TECH

Technology will include automated and standardized sample extraction and digestion methods leading the way in the cannabis testing field.



STANDARDS

Nevada has vague laboratory testing and quality assurance standards for cannabis. DESERT CANNALYTIX will strive to be the standard.

DESERT
CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

BUSINESS OBJECTIVES

01
Complete Licensing Requirements

02
Open Our Clean and Compliant Laboratory

03
Grow Net Annual Income, Exceed Operational Expenses

04
Report Profits In First Year of Operations

OUR CUSTOMERS

The company will continue to promote itself through wholesale transactions to qualified, licensed and **Desert Cannalytix** vetted cannabis establishments

- Licensed distributors
- Licensed dispensaries / retail stores
- Licensed edible manufacturers.

Processing Facilities that Serve
- Individual outdoor cultivators with 10+ acre canopy
- Greenhouse cultivators with 10,000+ sq. ft. canopy



Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**


Diversification of business:
Testing Lab + CRM App + Metrics & Analytics
INTERNAL STRENGTHS
Lack of State compliance requirements / legal
The limitation in the number of licenses being issued
INTERNAL WEAKNESSES
S W O T
High growth industry
Trend toward greater cannabis legalization
The lab testing segment will continue to experience strong demand
There is more room for innovation and iteration in lab testing than any other industry segment indicators of a growing global economy
Nevada's legislators are aggressively pro-cannabis
EXTERNAL OPPORTUNITIES
Uncertainty in the enforcement of federal law
Possible Nevada law changing
While the State of Nevada sets broad guidelines for the industry, local municipalities can set stricter guidelines and choose how they will be enforced
EXTERNAL THREATS



Our marijuana industry is now a key part of our state economy, and to make sure it stays that way, we must hold it to the highest standard while empowering the industry to continue thriving.

- Nevada Governor Sisolak


LUIS MIGUEL

DESERT
C A N N A L Y T I X

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



CANNABIS **LEGALIZATION**
IN THE U.S.

— The biggest driver of growth in coming years is the legalization of marijuana in some forms by more states.

— In 2016, legal cannabis sales in the U.S. reached $6.7 billion, a 17.5% jump from the year before.

— In 2017, legal cannabis sales in the U.S. reached $8.5 billion, a 26.9% jump from the year before.

— Legal cannabis sales reached $10.4 Billion in 2018. That represents a 22.4% increase over 2017.

- ■ LEGAL
- ■ LEGAL FOR MEDICAL USE
- ■ LEGAL FOR MEDICAL USE LIMITED THC USE
- ■ PROHIBITED FOR ANY USE



U.S. MARKET **GROWTH**   ■ Realized   ■ Predicted

*Arcview predicted, using 2018 data, the North American Cannabis market would grow to $30.0 billion at a CAGR of 20.0% by the year 2024. The predicted values from 2018 to 2023 were calculated using a reverse CAGR equation to determine past value.

DESERT
C A N N A L Y T I X

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



NEVADA **GROWTH**

■ Realized ■ Predicted

*New Frontier Data predicted in 2016 the Nevada Cannabis market would grow to $772 million at a CAGR of 22% by the year 2022. The predicted values from 2017 to 2021 were calculated using a reverse CAGR equation to determine past value.

USE OF **FUNDS**



$ 1,413,000
The Cost to start-up Desert Cannalytix



$ 756,500
Assets & Initial
Operations

$ 262,600
Operational
Reserve

$ 393,900
Growth, Digital Marketing
& App Development

FP: **truCrowd**

DESERT
C A N N A L Y T I X

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



INVEST NOW

A **$100,000 investment**

should equate to an

Annualized IRR of

42.2% and an Investor

Cash Flow of **$508, 921**

after 5 years

First dividend payment will start from Month-13

EXIT **STRATEGY**

**We have the potential to exit & bring liquidity
to investors in several different opportunities:**

- **Profit Share / Buy-Back Investor Shares** - In year 5, as our revenue grows, the founders may buy out our investor shares at an increased valuation.

- **Acquired by a National Cannabis Testing Lab** - Eleven states plus the District of Columbia have cannabis laws in place that allow the legal use of marijuana for both medical and recreational purposes. As Cannabis becomes legal across the nation, we see an opportunity to grow across multiple states or be acquired by a National Testing lab.

- **Go public** - Increasingly, U.S. cannabis companies, especially those that are non-cannabis-touching, are taking their ventures public on the OTCQB or the Canadian Stock Exchange.
    – Digipath Inc., a leading lab venture, is one such company publicly traded on the OTCQB Venture Market

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.

Desert Cannalytix, LLC was organized on February 7, 2019. Desert Cannalytix should be considered by investors to be an early stage company. As an early stage company, Desert Cannalytix is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of Desert Cannalytix's short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that Desert Cannalytix will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If Desert Cannalytix is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that Desert Cannalytix's business model and plans will be successful or that Desert Cannalytix will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as Desert Cannalytix to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

(2) The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.

The Company has limited working capital and there may not be sufficient financial resources available to carry out planned Desert Cannalytix operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no

FP: truCrowd

DESERT CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

assurance that the Company will sell the maximum number of Shares offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If Desert Cannalytix is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future investments, development or rate of growth; limit Desert Cannalytix's ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

(3) Desert Cannalytix may incur significant losses and there can be no assurance that Desert Cannalytix will ever become a profitable business.
It is anticipated that Desert Cannalytix will initially sustain operating losses. Its ability to become profitable depends on success in marketing our services and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, Desert Cannalytix may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that Desert Cannalytix will ever become profitable. If Desert Cannalytix sustains losses over an extended period of time, it may be unable to continue in business.

(4) We are subject to government regulations.
Aspects of our business and our services will be regulated at the local, state, and federal levels. Our services may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our services will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our services will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our services will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

(5) Our future revenue and operating results are unpredictable and may fluctuate significantly.
It is difficult to accurately forecast Desert Cannalytix revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: Desert Cannalytix's ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. Desert Cannalytix's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

(6) The nature of the Company's business strategy is high-risk.

DESERT CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

(7) The Company may encounter great difficulty or even a complete inability to develop and make suitable services.

An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

(8) Desert Cannalytix may not be able to create and maintain a competitive advantage.

The potential markets for technical services are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on Desert Cannalytix's financial condition, operating results and cash flow.

(9) Our aggressive growth strategy may not be achievable.

For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful services, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(10) Desert Cannalytix may be unable to attract and retain qualified employees or key personnel.

Desert Cannalytix's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, Desert Cannalytix plans to secure key person life insurance when such coverage is deemed financially prudent. Also, Desert Cannalytix's future success may further depend on Desert Cannalytix's ability to attract and retain additional key personnel and third party contractual relationships. If Desert Cannalytix is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

(11) Desert Cannalytix does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new services are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

(12) We will have broad discretion on how the net proceeds of this private placement are utilized.
The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

(13) We anticipate substantial competition.
We are aware of three companies that are well established within our industry. The largest of these companies is "Digipath" Digipath has been in the lab testing industry for decades. The other main competitor is G3 Labs. These entities are larger and have greater financial, managerial and other resources than we do. We believe that we will be able to compete with these entities primarily on the basis of our services, our small team, hands-on approach, the experience and contacts of our management and our responsive and efficient decision-making processes.

(14) We will present only unaudited financial statements, which may not be reliable.
In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

(15) Our pro forma financial statements rely on assumptions that may not prove accurate.
Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

(16) Investors may suffer potential loss on dissolution and termination.
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

(17) Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(18) Our operating costs are unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for Desert Cannalytix or any of our services would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

(19) We may not be able to protect our intellectual property.

We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

(20) Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our services may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) We may not have adequate insurance.

Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(22) Management may have significant conflicts of interest.

Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(23) We have indebtedness to officers.

The Company has a compensation accrual obligation of $260,500 to Messrs. Moormeier and O'Halloran, who are executive officers of Desert Cannalytix. The Company intends to use a portion of the net proceeds of this offering to pay a portion of the obligation. The proceeds used to repay this obligation will not be available to the Company for other purposes, including making new or additional investments.

(24) Conflicts of interest may result due to affiliates of management providing services to the Company.

The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

(25) There is significant risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

(26) Certain future relationships have not been established.

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(27) Key Employees do not have Employment Agreements.
As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

(28) The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.
The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(29) The persons acquiring shares in this offering will experience substantial and immediate dilution.
After giving effect to the sale of the Shares included in this Offering of Shares, the Company's existing shareholders will experience an immediate increase in net tangible book value per share, and purchasers of the Shares will experience immediate substantial dilution in net tangible book value per share.

(30) This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.
This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

(31) There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.

Currently, there is no public or other trading market for the Shares, and there can be no assurance that Desert Cannalytix will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

(32) Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.

Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

(33) Shares are subordinate equity interests.

The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

(34) The shares are unlikely to be able to be pledged as collateral.

The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

(35) You will not have the benefit of review of this Offering Statement by the SEC or any other agency.

Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

DESERT
CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(36) Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

(37) Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

(38) If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE OFFERING

9. What is the purpose of this offering?

    To start-up an innovative lab by allowing Desert Cannalytix to raise capital from private individuals through the sale of securities, regardless of wealth & income levels.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
Equipment	$500.00	$492,200.00
Research and Development	$200.00	$98,440.00
Sales and Marketing	$2,000.00	$246,100.00
Salaries	$2,500.00	$147,660.00
General Operating Capital	$4,000.00	$0.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

    The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

         a. Type - Preferred Stock with Revenue Participation

         10% of revenue will be divided and paid to holders of these shares. Revenue participation is capped at 2 times the invested amount.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

FP: truCrowd

DESERT
C A N N A L Y T I X

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Class A	10,000,000	4,000,000	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:
Preferred Stock (list each class in order of preference):				
			Yes ☐ No ☑	Yes ☐ No ☑
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**


Low Bound
$ 3,706,000
Pre-money valuation
$ 5,736,635
High Bound
$ 7,767,000
5 Valuation Methods
$ 3,746,800
Scorecard
$ 2,236,444
Checklist
$ 1,184,751
Venture Capital
$ 19,346,947
DCF with LTG
$ 26,369,565
DCF with Multiples
Method weights
30%
30%
24%
8%
8%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (24%), DCF- Long Term Growth (8%), and DCF with Multiples (8%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$5,736,635.**

The company has elected to go with a slightly more conservative valuation of $4,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

FP: truCrowd

DESERT
C A N N A L Y T I X

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in

FP: truCrowd

DESERT
C A N N A L Y T I X

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Pre-revenue start-up

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

The provided financials are labeled as being for "Desert Cannalytix LLC" - the issuer has, since the date of the financial review, converted to being a Corporation. Desert Cannalytix LLC is now known as Desert Cannalytix, Inc. They are the same entity.

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



DESERT CANNALYTIX L.L.C.

FINANCIAL STATEMENTS

MAY 31, 2020 AND DECEMBER 31, 2019

(With Report of Independent Certified Public Accountants Thereon)

Table of Contents

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**



Integrity CPAs LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Desert Cannalytix L.L.C.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Desert Cannalytix L.L.C. (a Nevada Limited Liability Company), which comprise the statement of assets, liabilities, and capital – modified cash basis as of May 31, 2020 and December 31, 2019, the related statements of revenues, expenses, and member's equity – modified cash basis for the five months and ten months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the modified cash basis of accounting; this includes determining that the modified cash basis of accounting is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

We draw attention to Note A of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Entegrity CPAs LLC

Entegrity CPAs LLC
Las Vegas, NV
June 29, 2020

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

DESERT CANNALYTIX L.L.C.
BALANCE SHEETS
AS OF MAY 31, 2020 AND DECEMBER 31, 2019
(UNAUDITED)

ASSETS

	May 31, 2020	Dec 31, 2019
Current assets		
Cash and cash equivalents	$ 10,562	$ 22,044
Total current assets	10,562	22,044
Property and equipment, net	-	-
Total assets	$ 10,562	$ 22,044

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Other current liabilities	-	-
Total current liabilities	-	-
Long-term liabilities		
Notes payable	-	-
Total long-term liabilities	-	-
Total liabilities	-	-
Member's equity		
Member's equity	10,562	22,044
Total member's equity	10,562	22,044
Total liabilities and member's equity	$ 10,562	$ 22,044

See Report of Independent Certified Public Accountants

2

DESERT CANNALYTIX

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

DESERT CANNALYTIX L.L.C.
COMBINED STATEMENTS OF INCOME AND MEMBER'S EQUITY
FOR THE FIVE AND TEN MONTHS ENDED MAY 31, 2020 AND DECEMBER 31, 2019
(UNAUDITED)

	May 31, 2020	Dec 31, 2019
Revenues	$ -	$ -
Costs of revenues	-	-
Gross profit	-	-
General and administrative expenses		
Advertising	22,061	38,750
Commissions and fees	105	10
Contract labor	4,174	-
Legal and professional fees	5,021	435
Office expenses	24	-
Supplies	1,249	-
Travel expenses	707	-
Total general and administrative expenses	33,341	39,195
Income (loss) from operations	(33,341)	(39,195)
Other income/(expense)		
Interest income	2	35
Interest expense	-	-
Total other income/(expense)	2	35
Net income (loss)	(33,339)	(39,160)
Member's equity, beginning	22,044	-
Member contributions	21,857	61,204
Member distributions	-	-
Member's equity, ending	$ 10,562	$ 22,044

See Report of Independent Certified Public Accountants

3

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

DESERT CANNALYTIX L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MAY 31, 2020 AND DECEMBER 31, 2019
(UNAUDITED)

	May 31, 2020	Dec 31, 2019
Cash flows from operating activities:		
Net income (loss)	$ (33,339)	$ (39,160)
Adjustments to reconcile net income to		
changes in operating assets and liabilities:		
Depreciation	-	-
Net cash used by operating activities	(33,339)	(39,160)
Cash flows from investing activities:		
Purchases of property and equipment	-	-
Sale of property and equipment	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities:		
Member contributions	21,857	61,204
Member distributions	-	-
Net cash provided by financing activities	21,857	61,204
Net increase in cash	(11,482)	22,044
Cash		
Cash balance, beginning	22,044	-
Cash balance, ending	$ 10,562	$ 22,044
Supplementary disclosures		
Interest paid	$ -	$ -

See Report of Independent Certified Public Accountants

4

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

See Report of Independent Certified Public Accountants

4

DESERT CANNALYTIX L.L.C.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2020 AND DECEMBER 31, 2019
(UNAUDITED)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Desert Cannalytix L.L.C. (hereinafter referred to as the Company) is a recently formed Nevada Limited Liability Company (formed February 7, 2019). The Company was formed to be a full-service testing company serving producers of CBD and CBD-based products operating in the State of Nevada. The Company will provide a full suite of CBD testing services including compliance testing, research and development testing, quality assurance, dosage measurements, and labeling.

Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles accepted in the United States of America. That basis differs from generally accepted accounting principles in that revenues are recognized when they are received instead of when the service is provided, and payments to vendors are recognized when paid instead of when goods or services are received.

Revenue Recognition – The Company's revenue is derived primarily from providing laboratory testing services. The revenue is recognized as payments are received.

Expenses - General and administrative costs are charged to expense as incurred.

Property and Equipment – The Company does not currently own any property and equipment.

Use of Estimates – The preparation of financial statements in conformity with the modified cash basis of accounting requires the Member to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Income Taxes – The Company is taxed as a disregarded entity, sole proprietorship, which requires that the Member report all items of income, deductions, losses, and credits on their personal tax return. Accordingly, no provisions for federal income taxes are included in the accompanying financial statements for the periods ended May 31, 2020 and December 31, 2019.

Advertising Costs – Advertising costs are expensed as incurred. Advertising expense for the periods ended May 31, 2020 and December 31, 2019 were $22,061 and $38,780, respectively.

Subsequent Events

Subsequent events have been evaluated through June 29, 2020, which is the date the financial statements were available to be issued.

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Management is currently evaluating the virus and its impact on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, operations, and cash flows, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

See Report of Independent Certified Public
Accountants 5

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
        ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
        ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.

ONGOING REPORTING

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://desertcannalytix.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

DESERT
C A N N A L Y T I X

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The Company:

Desert Cannalytix, Inc

848 N Rainbow Blvd #3701

Las Vegas, NV 89107-1103

1. Subscription.
    a. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Preferred Stock** (singular - the "Security" or plural - the "Securities"), of:

        Desert Cannalytix, Inc, a **Corporation** (the "Company"),

        at a purchase price of **$1.00 per security** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **Desert Cannalytix, Inc CORPORATE BY-LAWS** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    d. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000	Shares of Preferred Stock for $1.00 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. <u>Organization and Standing.</u> The Company is a **Corporation** duly formed, validly existing and in good standing under the laws of the State of **Nevada**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. dbbmckennon, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

h. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

i. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    i.   To the Company;
    ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    iii. As part of an offering registered under the Securities Act with the SEC; or
    iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either:
    i.   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000	Shares of Preferred Stock for $1.00 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

    ii.   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f.   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g.   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h.   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i.   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j.   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000	Shares of Preferred Stock for $1.00 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **Nevada**.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A

FP: truCrowd

DESERT CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 848 N Rainbow Blvd, #3701

Las Vegas, NV 89107-1103

DIGITAL: BSahagun@DesertCannalytix.com

Attn: Bonito Sahagun

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other addresses as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. **REVENUE PARTICIPATION:**

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

For each unit of the Security purchased by the Purchaser, the Company hereby agrees to pay to the Purchaser one "RevShare." Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Purchaser: <SUBSCRIBER_DETAILS> is herein referred to as the "Investor"
Company: Desert Cannalytix Inc is herein referred to as the "Issuer". Issuer is a Nevada Corporation.

Number of Units to Investor: Issuer hereby issues <UNIT_COUNT> unit(s) to Investor in return for the payment of the principal sum of 2 * <UNIT_COUNT> * <$1.00> ($2.00 per Unit).

Offering Metrics:
- The "Offering Gross Revenue Participation Percentage" 10%
- The "Measurement Period" is that period of time commencing on 01/01/2022 and ending on 12/31/2052
- The "Repayment Multiple" is 2X
- The "Total Per Unit Defined Return" is $2.00

   a. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

   Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

   b. Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.
   c. For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.
   d. **Annual Payment of RevShares.** On or before September 15 of every year, for each of the Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.
   e. On the following September 16, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

FP: truCrowd

DESERT
CANNALYTIX

OFFERING STATEMENT

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

f. All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable of accepting ACH transfers.

g. Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principal and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

11.   Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

FP: truCrowd

DESERT
CANNALYTIX

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **the Security** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The number of units of the Security the undersigned hereby irrevocably subscribes for is: <UNIT_COUNT>

(b) The aggregate purchase price (based on a purchase price of $1.00 per Security) the undersigned hereby irrevocably subscribes for is: <AMOUNT>

(c) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

<INVESTOR_NAME>

(print name of owner or joint owners)

<INVESTOR_SIGNATURES>

Company Signature:

DESERT
C A N N A L Y T I X

Desert Cannalytix, Inc
4596 Eureka St, Las Vegas,
NV 89103
(702) 610-4153

OFFERING STATEMENT

10,000 Shares of Preferred Stock for $1.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

This Subscription is accepted on <EXECUTION_TIME_LEGAL>

By: Desert Cannalytix, Inc

<ISSUER_SIGNATURE>